SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------

                MEDICAL INCOME PROPERTIES 2A LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            JDF AND ASSOCIATES, LLC
               PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;
                           SPECIFIED INCOME FUND, L.P.
                     MACKENZIE PATTERSON SPECIAL FUND, L.P.
              MACKENZIE FUND VI, A CALIFORNIA LIMITED PARTNERSHIP;
                       STEVEN GOLD; MORAGA GOLD, LLC;
                                 C.E. PATTERSON
                                J. DAVID FRANTZ

                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                             Copy to:
C.E. Patterson                               Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                    Derenthal & Dannhauser
1640 School Street, Suite 100                455 Market Street, Suite 1600
Moraga, California  94556                    San Francisco, California  94105
(510) 631-9100                               (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

This Schedule is hereby amended as follows:

Item 1. Security and Subject Company

     By Press Release dated September 30, 1997, the Expiration Date of the Offer was extended to October 15, 1997, or such later date to which the Purchasers may further extend the Offer.

Item 11.     Material to be Filed as Exhibits.

             (a)(6)  Form of Letter to Unitholders dated September 30, 1997

             (a)(7)  Press release dated September 30, 1997
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                                   SIGNATURES

             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:       September 30, 1997


JDF & ASSOCIATES, LLC

             By:     /s/ J. David Frantz
                     J. David Frantz, General Manager

PREVIOUSLY OWNED PARTNERSHIPS INCOME FUND II, L.P.;

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaan Tacheira
                     Victoriaann Tacheira, Senior Vice President

SPECIFIED INCOME FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE PATTERSON SPECIAL FUND, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President

MACKENZIE FUND VI, a California Limited Partnership

By MacKenzie L.P., a California Limited Partnership, General Partner

By MacKenzie Securities Partners, Inc., General Partner

              By:    /s/Victoriaann Tacheira
                     Victoriaann Tacheira, Vice President

/s/ Steven Gold
STEVEN GOLD


MORAGA GOLD, LLC

By Moraga Partners, Inc., Managing Member

             By:     /s/ C. E. Patterson
                     C.E. Patterson, President


/s/ C. E. Patterson
C.E. PATTERSON

/s/ J. David Frantz
J. DAVID FRANTZ

                                  EXHIBIT INDEX

Description                                                     Page

(a)(6)  Form of Letter to Unitholders dated September 30, 1997

(a)(7)  Press release dated September 30, 1997

                                   EXHIBIT (a) (6)

September 30, 1997

Dear Fellow Limited Partner:

     In reference to a letter dated July 18, 1997 in which affiliates of MacKenzie Patterson, Inc. ("MPI") made an offer to purchase your interest in Medical Income Properties 2A Limited Partnership, it should be noted that the term of the offer has been extended through October 15th, 1997. As of September 30, 1997, 1,587 units have been tendered.

     Frankly, we are baffled with the rate of acceptance of our Offer to date. We believe that we have made a very good Offer to the investors which will allow them to realize relatively the same benefits of their investment during 1997 instead of waiting an additional 3 years for the liquidation of the partnership. By waiting the additional three years, investors will have to continue to file tax information on Form K-1 for each year that the partnership continues. The tax loss an investor may incur cannot be taken by the investor until the liquidation of the partnership in the year 2000. In addition to these matters and the information in the original Offer, unit holders should consider the risks that were outlined in the original offer. [Footnote]

     Unitholders who tender their Units will give up the opportunity to participate in any future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchasers is less than the total cash which the General Partner has estimated will be distributed to the Unitholder with respect to the Unit through July 2000, the scheduled final distribution date.

     The Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $29 per Unit, the Purchasers were motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchasers' objectives.

     As a result of consummation of the Offer, the purchasers may be in a position to influence any Partnership decisions on which Unitholders may vote. The Purchasers will vote the Units acquired in the Offer in their own interest, which may be different from or in conflict with the interests of the remaining Unitholders. [End Footnote]

     In an article recently published in "The Partnership Spectrum" (July/August 1997 edition page 7 and 8), Spencer Jefferies writes

     "It also seems that, while investors in these three partnerships will recognize a taxable gain this year as a result of the sale of their properties, it is anticipated that investors will realize a capital loss from this investment overall. But unless investors sell their units earlier, they will not be able to realize this capital loss until the final liquidation of their partnership in the year 2000."

     MPI  believes  that  the  investors  will  receive   several   benefits  by
liquidating  their  investment  now  instead  of  waiting.   Apparently  Spencer
Jefferies agrees as he additionally writes in his article

     "...investors would benefit by (i) eliminating future partnership tax filings, (ii) accelerating their capital loss on this investment by three years and (iii) eliminating the risk that the final liquidating distributions may be lower then currently expected by the general partner."

Mr. Jefferies has also stated

     "...  the  success  of  these  tender  offers   depends  upon  whether  the
investors...conclude that dumping their units now could very well be in their best interests."

     Spencer Jefferies, is in no way affiliated with MacKenzie Patterson, Inc., or the Purchasers. We have chosen to extend the Offer through October 15, 1997 to allow all investors who wish to sell their units a final opportunity to do so. If you have misplaced your Transmittal Form, and wish to receive another, please give us a call at (800) 854-8357 x 206. If you have already decided to sell, and have completed a Transmittal Letter and sent it to our offices, there is no need to complete another form. Should you wish to withdraw your offer to sell, simply write a letter to that affect and we will return your original Transmittal Letter immediately.

Respectfully submitted,

C.E. Patterson
President of MacKenzie Patterson, Inc.
General Partner or Managing Member of the Purchasers

                                EXHIBIT (a) (7)

                                                       PRESS RELEASE
                                                       FOR IMMEDIATE RELEASE



MacKenzie Patterson, Inc.
1640 School Street, Suite 100
Moraga, California  94556
Telephone:  510-631-9100

September 30, 1997

     Offer  for  Units  of  Limited  Partnership   Interest  of  Medical  Income
Properties 2A Limited Partnership Extended through October 15, 1997.

     JDF and Associates, LLC, Previously Owned Partnerships Income Fund II, L.P., Specified Income Fund, L.P., MacKenzie Patterson Special Fund, L.P., MacKenzie Fund VI, a California Limited Partnership, Steven Gold and Moraga Gold, LLC (the "Bidders") have extended the expiration date of their tender offer for depositary Units of limited partnership interest of Medical Income Properties 2A Limited Partnership. The offer has been extended through October 15, 1997. The bidders have offered to purchase up to 18,639 of the Units.

     As of September 30, 1997, approximately 1,587 Units had been tendered to the bidders by security holders and not withdrawn.

     For further information, contact Christine Simpson at the above telephone number.